SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2003, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	619,533,601	2.7143	1.6041
Bonus Subs	Common	40,198	0.0283	0.0099
Bonus Subs	Preferred	777,145	0.2956	0.1919
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Direct w/ Company	Sell	03	100,000	504.91	50,491.00
Shares	Preferred	Direct w/ Company	Sell	28	33,400,000	119.20	3,981,331.45
			Total Sell		33,500,000		4,031,822.45
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	586,033,601	2.5675	1.5174
Bonus Subs	Common	40,198	0.0283	0.0099
Bonus Subs	Preferred	777,145	0.2956	0.1919

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,123,176	75.6343	30.9345
Shares	Preferred	908,713,607	3.9812	2.3529
Bonus Subs	Common	43,447,200	30.5882	10.7295
Bonus Subs	Preferred	21,360,845	8.1253	5.2752
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Direct w/ Company	Sell	25	1,000,000	503.39	503,390.00
			Total Sell		1,000,000		503,390.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,123,176	75.6343	30.9345
Shares	Preferred	908,613,607	3.9808	2.3526
Bonus Subs	Common	43,447,200	30.5882	10.7295
Bonus Subs	Preferred	21,360,845	8.1253	5.2752

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In February 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000

(4) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(5) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(6) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	565,913,271	2.4794	1.4653
Bonus Subs	Common	40,198	0.0283	0.0099
Bonus Subs	Preferred	777,145	0.2956	0.1919
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Direct w/ Company	Sell	17	1,500,000	542.53	813,795.00
Shares	Preferred	Direct w/ Company	Sell	18	1,000,000	557.98	557,980.00
Shares	Preferred	Direct w/ Company	Sell	21	200,000	556.80	111,360.00
			Total Sell		2,700,000		1,483,135.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	563,213,271	2.4675	1.4583
Bonus Subs	Common	40,198	0.0283	0.0099
Bonus Subs	Preferred	777,145	0.2956	0.1919

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,123,176	75.6343	30.9345
Shares	Preferred	907,731,407	3.9769	2.3504
Bonus Subs	Common	43,447,200	30.5882	10.7295
Bonus Subs	Preferred	21,360,845	8.1253	5.2752
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Itaú Corretora	Sell	14	5,880	459.03	2,699.09
			Total Sell		5,880		2,699.09

Shares	Preferred	Direct w/ Company	Sell	10	500,00	492.40	246,200.00
Shares	Preferred	Direct w/ Company	Sell	13	1,000,000	511.90	511,900.00
Shares	Preferred	Itaú Corretora	Sell	14	701,400	535.00	375,249.00
Shares	Preferred	Itaú Corretora	Sell	14	5,040	520.02	2,620.90
			Total Sell		2,206,440		1,135,969.90
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,117,296	75.6343	30.9344
Shares	Preferred	905,524,967	3.9673	2.3446
Bonus Subs	Common	43,447,200	30.5882	10.7295
Bonus Subs	Preferred	21,360,845	8.1253	5.2752

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000

(4) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(5) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(6) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2003, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	563,213,271	2.4675	1.4583
Bonus Subs	Common	40,198	0.0283	0.0099
Bonus Subs	Preferred	777,145	0.2956	0.1919
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Direct w/ Company	Buy	25	4,500,000	413.82	1,862,190.00
Shares	Preferred	Direct w/ Company	Buy	25	10,000,000	413.82	4,138,200.00
Shares	Preferred	Direct w/ Company	Buy	25	50,000,000	413.82	20,691,000.00
Shares	Preferred	Direct w/ Company	Buy	25	18,818,814	413.82	7,787,601.61
			Total Buy		83,318,814		34,478,991.61

Shares	Common	Direct w/ Company	Sell	23	10,200,600	476.93	4,864,972.16
Shares	Preferred	Direct w/ Company	Sell	03	3,500,000	584.26	2,044,910.00
Shares	Preferred	Direct w/ Company	Sell	03	3,500,000	584.26	2,044,910.00
Shares	Preferred	Direct w/ Company	Sell	09	2,000,000	556.68	1,113,360.00
Shares	Preferred		Transf Prop	14	505,000	0.00	0.00
			Total Sell		19,705,600		10,068,152.16
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	33,614,400	0.2136	0.0872
Shares	Preferred	637,027,085	2.7939	1.6530
Bonus Subs	Common	40,198	0.0283	0.0099
Bonus Subs	Preferred	777,145	0.2956	0.1919

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,117,296	75.6343	30.9344
Shares	Preferred	905,524,967	3.9673	2.3446
Bonus Subs	Common	43,447,200	30.5882	10.7295
Bonus Subs	Preferred	21,360,845	8.1253	5.2752
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Itaú Corretora	Sell	09	10,000	550.01	5,500.10
Shares	Preferred	Itaú Corretora	Sell	23	10,000	564.00	5,640.00
			Total Sell		20,000		11,140.10
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,117,296	75.9229	31.0018
Shares	Preferred	905,504,967	3.9713	2.3497
Bonus Subs	Common	43,447,200	30.5882	10.7295
Bonus Subs	Preferred	21,360,845	8.1253	5.2752

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In April 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000

(4) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(5) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(6) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	33,614,400	0.2136	0.0872
Shares	Preferred	637,027,085	2.7939	1.6530
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred		Election	02	7,500,000	0.00	0.00
			Total		7,500,000

Shares	Preferred	Directly w/ Co.	Sell	13	1,000,000	607.75	607,750.00
Shares	Preferred	Directly w/ Co.	Sell	28	2,000,000	611.71	1,223,420.00
Shares	Preferred	Directly w/ Co.	Sell	28	1,000,000	611.71	611,710.00
Shares	Preferred	Directly w/ Co.	Sell	09	300,000	612.58	183,774.00
Shares	Preferred	Itaú Corretora	Sell	12	900,000	612.50	551,250.00
Shares	Preferred	Itaú Corretora	Sell	12	700,000	613.00	429,100.00
Shares	Preferred	Itaú Corretora	Sell	12	300,000	613.01	183,903.00
Shares	Preferred	Itaú Corretora	Sell	12	40,000	614.00	24,560.00
Shares	Preferred	Itaú Corretora	Sell	12	500,000	614.03	307,015.00
Shares	Preferred	Itaú Corretora	Sell	12	10,000	614.10	6,141.00
Shares	Preferred	Itaú Corretora	Sell	12	500,000	614.50	307,250.00
Shares	Preferred	Itaú Corretora	Sell	14	250,000	610.00	152,500.00
Shares	Preferred	Itaú Corretora	Sell	15	260,000	610.00	158,600.00
Shares	Preferred	Itaú Corretora	Sell	16	500,000	610.00	305,000.00
Shares	Preferred	Itaú Corretora	Sell	26	500,000	610.00	305,000.00
Shares	Preferred	Itaú Corretora	Sell	26	40,000	610.50	24,420.00
Shares	Preferred	Itaú Corretora	Sell	26	700,000	611.00	427,700.00
Shares	Preferred	Itaú Corretora	Sell	26	600	610.00	366.00
			Total Sell		9,500,600		5,809,459.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	33,614,400	0.2136	0.0872
Shares	Preferred	635,026,485	2.7850	1.6478

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,947,117,296	75.9229	31.0018
Shares	Preferred	905,504,967	3.9713	2.3497
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Bradesco	Buy	13	20,000	535.00	10,700.00
Shares	Common	Bradesco	Buy	19	1,000,000	530.00	530,000.00
Shares	Common	Bradesco	Buy	21	500,000	519.00	259,500.00
Shares	Common	Bradesco	Buy	26	20,000	524.99	10,499.80
Shares	Common	Bradesco	Buy	26	540,000	525.00	283,500.00
Shares	Common	Bradesco	Buy	28	50,000	523.99	26,199.50
Shares	Common	Bradesco	Buy	28	200,000	524.00	104,800.00
Shares	Common	Bradesco	Buy	28	590,000	525.00	309,750.00
Shares	Common	Bradesco	Buy	30	990,000	519.99	514,790.10
Shares	Common	Bradesco	Buy	30	5,650,000	520.00	2,938,000.00
			Total Buy		9,560,000		4,987,739.40

Shares	Common		Renounced		42,840	0.00	0.00

Shares	Preferred		Renounced		6,720	0.00	0.00
Shares	Preferred	Bradesco	Sell	13	500,000	608.00	304,000.00
Shares	Preferred	Bradesco	Sell	13	360,000	609.00	219,240.00
Shares	Preferred	Bradesco	Sell	13	100,000	609.11	60,911.00
Shares	Preferred	Bradesco	Sell	13	40,000	609.10	24,364.00
			Total Sell		1,006,720		608,515.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,956,634,456	75.9833	31.0261
Shares	Preferred	904,498,247	3.9668	2.3471

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000

(4) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(5) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(6) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2003, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	33,614,400	0.2136	0.0872
Shares	Preferred	635,026,485	2.7850	1.6478
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Direct w/ Company	Sell	02	33,614,400	539.70	18,141,691.68
			Total Sell		33,614,400		18,141,691.68

Shares	Preferred	Direct w/ Company	Sell	10	3,000,000	598.25	1,794,750.00
Shares	Preferred	Direct w/ Company	Sell	16	3,000,000	600.53	1,801,590.00
			Total Sell		6,000,000		3,596,340.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	0	0.0000	0.0000
Shares	Preferred	629,026,485	2.7587	1.6323

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	11,956,634,456	75.9833	31.0261
Shares	Preferred	904,488,247	3.9668	2.3471
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Minutes	Buy	10	156,133,607	154.46	24,117,709.91
Shares	Common	Minutes	Buy	10	216,817,643	154.46	33,491,476.42
Shares	Common	Minutes	Buy	10	216,817,643	154.46	33,491,476.42
Shares	Common	Minutes	Buy	10	298,445,927	154.46	46,100,467.55
Shares	Common	Bradesco	Buy	02	90,000	520.00	46,800.00
Shares	Common	Bradesco	Buy	02	200,000	525.00	105,000.00
Shares	Common	Bradesco	Buy	02	260,000	537.50	139,750.00
Shares	Common	Bradesco	Buy	02	200,000	538.00	107,600.00
Shares	Common	Bradesco	Buy	02	10,430,000	539.99	5,632,095.70
Shares	Common	Bradesco	Buy	02	86,380,000	540.00	46,645,200.00
Shares	Common	Bradesco	Buy	02	80	540.00	43.20
			Total Buy		985,774,900		189,877,619.20

Shares	Common	Minutes	Sell	10	156,133,607	154.46	24,117,709.91
Shares	Common	Minutes	Sell	10	216,817,643	154.46	33,491,476.42
Shares	Common	Minutes	Sell	10	216,817,643	154.46	33,491,476.42
Shares	Common	Minutes	Sell	10	298,445,927	154.46	46,100,467.55
			Total Sell		888,214,820		137,201,130.30

Shares	Preferred	Direct w/ Company	Sell	06	105,957,000	594.48	61,946,066.26
Shares	Preferred	Direct w/ Company	Sell	10	50,900,520	598.25	30,451,236.09
Shares	Preferred	Bradesco	Sell	04	50,000	600.00	30,000.00
Shares	Preferred	Bradesco	Sell	04	1,050,000	602.00	632,099.99
Shares	Preferred	Bradesco	Sell	12	830,000	600.00	498,000.00
Shares	Preferred	Bradesco	Sell	12	50,000	601.10	30,055.00
Shares	Preferred	Bradesco	Sell	12	440,000	602.00	264,880.00
Shares	Preferred	Bradesco	Sell	12	20,000	602.01	12,040.20
Shares	Preferred	Bradesco	Sell	12	470,000	603.00	283,410.00
Shares	Preferred	Bradesco	Sell	12	70,000	604.00	42,280.00
Shares	Preferred	Bradesco	Sell	13	1,000,000	600.00	600,000.00
Shares	Preferred	Bradesco	Sell	16	5,360,000	600.00	3.216,000.00
Shares	Preferred	Bradesco	Sell	16	450,000	600.01	270,004.50
Shares	Preferred	Bradesco	Sell	16	10,000	600.49	6,004.90
Shares	Preferred	Bradesco	Sell	16	10,000	600.88	6,008.80
Shares	Preferred	Bradesco	Sell	16	4,350,000	601.00	2,614,350.00
Shares	Preferred	Bradesco	Sell	16	450,000	601.01	270,454.50
Shares	Preferred	Bradesco	Sell	16	1,580,000	601.50	950,370.00
Shares	Preferred	Bradesco	Sell	16	2,000,000	601.99	1,203,980.00
Shares	Preferred	Bradesco	Sell	16	4,500,000	602.00	2,709,000.00
Shares	Preferred	Bradesco	Sell	16	80,000	602.01	48,160.80
Shares	Preferred	Bradesco	Sell	16	1,050,000	602.50	632,625.00
Shares	Preferred	Bradesco	Sell	16	1,010,000	602.99	609,019.90
Shares	Preferred	Bradesco	Sell	17	5,000,000	600.00	3,000,000.00
			Total Sell		186,705,520		110,326,045.94
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	12,054,194,536	76.6033	31.2793
Shares	Preferred	717,782,727	3.1480	1.8626

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	49,725	0.0003	0.0001
Shares	Preferred	2,525	0.0000	0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Itaú Corretora	Sell	11	20,000	515.00	10,300.00
Shares	Common	Itaú Corretora	Sell	11	849	510.00	432.99
Shares	Common	Itaú Corretora	Sell	11	4,351	508.00	2,210.31
			Total Sell		25,200		12,943.30
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	24,525	0.0002	0.0001
Shares	Preferred	2,525	0.0000	0.0000

(4) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(5) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(6) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Audit Committee	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	0	0.0000	0.0000
Shares	Preferred	0	0.0000	0.0000
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Minutes	Election	10	42,840	0.00	0.00
Shares	Preferred	Minutes	Election	10	6,720	0.00	0.00
Shares	Preferred	Minutes	Election	10	5	0.00	0.00
			Total Buy		6,725	0.00	0.00
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	42,840	0.0003	0.0001
Shares	Preferred	6,725	0.0000	0.0000

(7) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(8) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(9) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2003, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Preferred	629,026,485	2.7587	1.6323
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Direct w/ Company	Sell	02	1,000,000	591.16	591,160.00
Shares	Preferred	Direct w/ Company	Sell	15	4,000,000	606.48	2,425,920.00
Shares	Preferred	Direct w/ Company	Sell	22	1,000,000	600.32	600,320.00
Shares	Preferred	Direct w/ Company	Sell	22	33,140	600.32	19,894.60
			Total Sell		6,033,140		3,637,294.60
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Preferred	622,993,345	2.7323	1.6166

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	12,054,194,536	76.6033	31.2793
Shares	Preferred	717,782,727	3.1480	1.8626
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Preferred	Ágora Senior	Buy	07	10,000	598.00	5,980,00

Shares	Preferred	Bradesco	Sell	08	2,000,000	600.00	1,200,000.00
Shares	Preferred	Bradesco	Sell	10	2,590,000	600.00	1,554,000.00
Shares	Preferred	Bradesco	Sell	14	8,670,000	600.50	5,206,335.00
Shares	Preferred	Bradesco	Sell	14	100,000	600.80	60,080.00
Shares	Preferred	Bradesco	Sell	14	10,000	600.95	6,009.50
Shares	Preferred	Bradesco	Sell	14	5,100,000	601.00	3,065,100.00
Shares	Preferred	Bradesco	Sell	14	2,500,000	601.50	1,503,750.00
Shares	Preferred	Bradesco	Sell	14	920,000	602.00	553,840.00
Shares	Preferred	Bradesco	Sell	15	2,630,000	604.00	1,588,520.00
Shares	Preferred	Bradesco	Sell	15	600,000	605.00	363,000.00
Shares	Preferred	Bradesco	Sell	15	100,000	605.01	60,501.00
Shares	Preferred	Bradesco	Sell	15	190,000	606.00	115,140.00
Shares	Preferred	Bradesco	Sell	15	510,000	606.50	309,315.00
Shares	Preferred	Bradesco	Sell	15	6,320,000	607.00	3,836,240.00
Shares	Preferred	Bradesco	Sell	16	440,000	600.00	264,000.00
Shares	Preferred	Bradesco	Sell	16	10,000	601.00	6,010.00
Shares	Preferred	Bradesco	Sell	16	50,000	602.00	30,100.00
Shares	Preferred	Bradesco	Sell	22	900,000	600.00	540,000.00
Shares	Preferred	Bradesco	Sell	22	180,000	600.50	108,090.00
Shares	Preferred	Bradesco	Sell	22	500,000	600.99	300,495.00
Shares	Preferred	Bradesco	Sell	22	520,000	601.00	312,520.00
Shares	Preferred	Bradesco	Sell	23	2,960,000	600.00	1,776,000.00
Shares	Preferred	Bradesco	Sell	23	90,000	600.62	54,055.80
Shares	Preferred	Bradesco	Sell	23	300,000	601.00	180,300.00
Shares	Preferred	Bradesco	Sell	23	100,000	602.00	60,200.00
			Total Sell		38,290,000		23,053,601.30
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	12,054,194,536	76.6033	31.2793
Shares	Preferred	679,502,727	2.9801	1.7632

(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In July 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Audit Committee	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	24,525	0.0002	0.0001
Shares	Preferred	2,525	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	24,525	0.0002	0.0001
Shares	Preferred	2,525	0.0000	0.0000

(4) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement with that information.
(5) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(6) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.